Exhibit 99.2

GRAVITY CO., LTD. and

its Subsidiary

Consolidated Financial Statements

December 31, 2013 and 2012

GRAVITY CO., LTD. and its Subsidiary

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Auditors	1 - 2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3 - 4

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 39

Report of Independent Auditors

To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.

We have audited the accompanying consolidated statements of financial position of GRAVITY Co., Ltd. (the “Company”) and its subsidiary (collectively the “Consolidated Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity and cash flows for the years then ended, expressed in Korean won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiary as of December 31, 2013 and 2012, and its financial performance and cash flows for the years then ended in accordance with the Accounting Standards for Non-Public Entities in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in other countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.  Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about the Korean Accounting Standards for Non-Public Entities or auditing standards and their application in practice.

Seoul, Korea

March 17, 2014

This report is effective as of March 17, 2014, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto.  Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Financial Position

December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Assets
Current assets
Cash and cash equivalents (Note 3)	￦ 29,724,748	￦ 35,467,761
Short-term financial instruments (Note 3)	18,000,000	17,500,000
Trade accounts receivable, net (Note 4 and 27)	6,102,538	6,965,458
Short-term loans receivable, net (Notes 9, 10 and 27)	32,778	55,000
Other accounts receivable, net (Notes 5 and 27)	372,438	252,186
Advance payments, net (Notes 6 and 27)	522,317	1,622,841
Prepaid income taxes	699,858	996,241
Current portion of deferred tax assets (Note 18)	474,018	1,425,996
Other current assets (Notes 7, 9 and 27)	1,096,277	1,309,547
Total current assets	57,024,972	65,595,030
Equity-method investments (Note 9)	1,657,756	2,359,866
Long-term available-for-sale securities (Note 8)	—	647,061
Long-term loans receivable, net (Notes 9, 10 and 27)	13,750	1,199,278
Leasehold deposits paid (Note 13)	1,250,166	1,374,232
Property and equipment, net (Notes 11 and 12)	912,195	1,313,983
Intangible assets, net (Notes 14 and 27)	13,668,811	19,659,547
Deferred tax assets (Note 18)	8,095,544	9,844,793
Other non-current assets (Notes 17 and 27)	4,349,041	4,439,929
Total assets	￦ 86,972,235	￦ 106,433,719

Liabilities and Equity
Current liabilities
Accounts payable (Note 27)	￦ 4,417,582	￦ 5,350,030
Advanced receipt (Note 17 and 27)	1,921,398	1,921,232
Withholdings	201,799	325,093
Short-term deferred income (Note 17 and 27)	4,277,475	2,305,214
Income tax payable	146,384	244,685
Total current liabilities	10,964,638	10,146,254
Long-term deferred income (Note 17 and 27)	6,715,567	8,907,577
Asset retirement obligation	99,000	99,000
Leasehold deposits received (Note 27)	33,180	75,246
Total liabilities	￦ 17,812,385	￦ 19,228,077

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Financial Position

December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Equity
Capital stock (Notes 1 and 19)
Common stock	￦ 3,474,450	￦ 3,474,450
Capital surplus
Paid in capital in excess of par value (Note 19)	73,255,073	73,255,073
Other capital surplus	2,125,136	2,125,136
Accumulated other comprehensive income and expenses
Accumulated comprehensive income of equity method investees (Notes 9 and 23)	1,532,202	1,484,906
Accumulated comprehensive loss of equity method investees (Notes 9 and 23)	(160,336)	(51,580)
Retained earnings (Accumulated deficit)
Unappropriated retained earnings (Consolidated undisposed accumulated deficit)	(11,419,602)	6,535,091
Non-controlling interest in consolidated subsidiary	352,927	382,566
Total equity	69,159,850	87,205,642
Total liabilities and equity	￦ 86,972,235	￦ 106,433,719

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Revenues (Notes 17, 21 and 27)	￦ 42,437,955	￦ 51,951,082
Cost of revenues (Note 27)	30,924,396	28,671,333
Gross profit	11,513,559	23,279,749
Selling and administrative expenses (Notes 22 and 27)	20,241,905	22,552,041
Operating income (loss)	(8,728,346)	727,708

Non-operating income
Interest income (Note 27)	1,526,498	1,797,229
Gain on foreign currency translation	22,694	41,153
Gain on foreign currency transactions	509,829	451,669
Gain on valuation of equity-method investments (Note 9)	—	492,911
Gain on disposal of property and equipment	1,483	7,596
Other income	230,647	724,892
	2,291,151	3,515,450
Non-operating expenses
Other bad debt expenses (Notes 5, 6, 9, 10 and 27)	2,087,153	2,076,730
Loss on foreign currency translation	207,760	562,343
Loss on foreign currency transactions	741,851	886,687
Loss on valuation of equity-method investments (Note 9)	1,369,896	4,180,479
Loss on disposal of equity-method investments (Note 9)	—	333,389
Loss on impairment of equity-method investments (Note 9)	70,793	6,732,617
Loss on disposal of long-term available-for-sale securities (Note 8)	67,835	5,880
Loss on impairment of long-term available-for-sale securities		399,405
Loss on disposal of intangible assets	—	924
Loss on impairment of intangible assets (Note 14)	1,741,855	291,094
Other losses	21,646	22,048
	6,308,789	15,491,596

Loss before income taxes	(12,745,984)	(11,248,438)

Income tax expenses (Note 18)	5,238,348	2,980,710

Net loss	￦ (17,984,332)	￦ (14,229,148)

Net loss attributable to owners of the parent	(17,954,693)	(14,278,401)
Non-controlling interests	(29,639)	49,253

Per share data for parent interest (Note 24)
Basic loss per share (in Korean won)	￦ (2,584)	￦ (2,055)

Number of shares	6,948,900	6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

			Consolidated
		Consolidated	accumulated	Consolidated
	Capital	Capital	other comprehensive	retained earnings	Non-controlling
	stock	surplus	income and loss	(Accumulated deficit)	interest	Total

Balance at January 1, 2012	￦ 3,474,450	￦ 75,380,209	￦ 1,636,751	￦ 20,813,493	￦ 333,312	￦ 101,638,215
Net income (loss)	—	—	—	(14,278,402)	49,254	(14,229,148)
Changes in equity method investees with accumulated comprehensive income (Notes 9 and 23)	—	—	(151,845)	—	—	(151,845)
Changes in equity method investees with accumulated comprehensive loss (Notes 9 and 23)	—	—	(51,580)	—	—	(51,580)
Balance at December 31, 2012	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 382,566	￦ 87,205,642

Balance at January 1, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 382,566	￦ 87,205,642
Net loss	—	—	—	(17,954,693)	(29,639)	(17,984,332)
Changes in equity method investees with accumulated comprehensive income (Notes 9 and 23)	—	—	47,296	—	—	47,296
Changes in equity method investees with accumulated comprehensive loss (Notes 9 and 23)	—	—	(108,756)	—	—	(108,756)
Balance at December 31, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 352,927	￦ 69,159,850

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Cash flows from operating activities
Net loss	￦ (17,984,332)	￦ (14,229,148)
Adjustments to reconcile net income to net cash provided by used in operating activities
Depreciation	647,791	671,355
Amortization of intangible assets	6,061,642	5,193,523
Bad debt expenses	87,960	5,901
Other bad debt expenses	2,087,152	2,076,730
Loss on foreign currency translation	88,228	193,963
Loss on valuation of equity-method investments	1,369,897	4,180,479
Loss on impairment of equity-method investments	70,793	6,732,617
Loss on disposal of equity-method investments	—	333,389
Loss on impairment of long-term available-for-sale securities	—	399,405
Loss on disposal of intangible assets	—	924
Loss on impairment of intangible assets	1,741,855	291,094
Loss on disposal of long-term available-for-sale securities	67,834	—
Loss on disposal of other non-current assets	—	5,880
Gain on foreign currency translation	(22,694)	(37,570)
Gain on valuation of equity-method investments	—	(492,911)
Gain on disposal of property and equipment	(1,483)	(7,596)
	12,198,975	19,547,183
Changes in operating assets and liabilities
Decrease in trade accounts receivable	765,216	566,077
Decrease (increase) in other accounts receivable	(198,647)	184,457
Decrease (increase) in accrued income	(12,495)	3,582
Decrease (increase) in advance payments	562,733	(557,684)
Decrease (increase) in short-term prepaid expenses	92,533	(19,959)
Decrease (increase) in deferred tax assets	951,978	(682,465)
Decrease (increase) in prepaid income tax	263,288	(100,522)
Decrease in tax refund receivable	70,510	121,368
Decrease (increase) in long-term prepaid expenses	(1,166)	67,755
Decrease in non-current deferred tax assets	1,749,249	—
Increase in other non-current assets	(130,000)	—
Increase in accounts payable	55,396	113,845
Increase (decrease) in advanced receipt	167	(7,248)
Increase (decrease) in withholdings	(123,295)	71,305
Increase(decrease) in deferred income	551,362	(1,723,755)
Increase(decrease) in income tax payables	(98,302)	(67,417)
Increase(decrease) in long-term deferred income	(771,111)	2,434,402
Decrease in leasehold deposits received	(42,065)	(22,383)
	3,685,351	381,358
Net cash provided by(used in) operating activities	￦ (2,100,006)	￦ 5,699,393

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and its Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	￦ 39,500,000	￦ 30,000,000
Collection of short-term loans receivables	870,694	176,250
Proceeds from disposal of short-term available-for-sale securities	—	905,280
Proceeds from disposal of long-term available-for-sale securities	579,227	—
Collection of long-term loans receivables	23,055	12,778
Proceeds from disposal of property and equipment	2,772	8,210
Decrease in leasehold deposits	162,622	35,281
Proceeds from disposal of other non-current assets	202,720	28,000
Acquisition of short-term financial intruments	(40,000,000)	(32,500,000)
Increase in short-term loans receivables	(800,000)	—
Acquisition of equity method investments	(800,040)	—
Increase in long-term loans receivables	(858,000)	(2,965,600)
Acquisition of property and equipment	(241,572)	(499,007)
Acquisition of intangible assets	(2,245,928)	(4,670,190)
Increase in leashold deposits	(38,557)	(32,917)
Increase in other non-current assets	—	(28,000)
Net cash used in investing activities	(3,643,007)	(9,529,915)

Cash flows from financing activities
Net cash provided by financing activities	—	—

Change in consolidated subsidiaries	—	—
Net decrease in cash and cash equivalents	(5,743,013)	(3,830,522)

Cash and cash equivalents
Beginning of the year	35,467,761	39,298,283
End of the year	￦ 29,724,748	￦ 35,467,761

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

1.              The Company

Below is the general overview of GRAVITY CO., LTD. (the “Company”), its subsidiary, NeoCyon, Inc. (the “Consolidated Subsidiary”), which is subject to consolidation by the Company in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”) No. 4 Consolidated Financial Statements, and non-consolidated subsidiaries, Gravity Interactive, Inc and other three subsidiaries, which are accounted for as equity method investments.

The Company was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 60 markets through three subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2013, the total paid-in capital amounts to ￦ 3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2013, are as follows:

	Number of shares	Percentage of ownership (%)

GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69
	6,948,900	100.00

Details of the consolidated subsidiary as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won, shares)

Company	Number of Shares owned	Percentage of Ownership (%)	Date of the Statement of Financial Position
NeoCyon, Inc.	185,301	96.11%	December 31

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Summarized financial information of the consolidated subsidiary, Neocyon, Inc., as of December 31, 2013 and 2012, is as follows:

(in thousands of Korean won)

2013
Total Assets		Total Liabilities		Total Sales		Net Loss
￦	12,754,479	￦	3,681,791	￦	18,284,264	￦ (885,668)

2012
Total Assets		Total Liabilities		Total Sales		Net Income
￦	12,743,638	￦	2,785,282	￦	15,322,700	￦	1,101,147

The subsidiaries which are not consolidated as of December 31, 2013 are as follows:

Company	Total Equity (in thousands of Korean won)	Percentage of Ownership (%)	Date of the Statement of Financial Position

Gravity Interactive, Inc.	￦ (2,659,058)	100.00	December 31
Gravity Entertainment Corporation	436,456	100.00	December 31
Gravtity Middle East & Africa FZ-LLC	1,221,300	100.00	December 31
Gravity Games Corporation	(1,479,146)	85.50	December 31

The equity method was applied as the subsidiaries are not required by the law to have external audits, and the changes in the investments on the subsidiaries are not material to the Consolidated Company’s financial statements.

2.              Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Consolidated Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its consolidated financial statements.

2.2 Accounting Treatment for Business Combination

The Consolidated Company applies the acquisition method to account for business combination and accounts acquisition-related costs as expenses when incurred. The consideration paid for the acquisition is measured at the aggregate of fair values of the assets transferred, the liabilities assumed or recognized and the equity securities issued by the Consolidated Company. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities arising from business combination are measured initially at their fair values at the acquisition date. The Consolidated Company measures non-controlling interest that provides proportionate share in the event of liquidation at proportionate interest of the acquirees’ net assets. Other non-controlling interest is measured at its fair value unless another measurement method is required KAS-NPEs.

In a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree is recognized at fair value at the acquisition date. Changes are recognized as profit or loss

Any contingent consideration to be transferred by the Consolidated Company is recognized at fair value at the acquisition date. The amount of the contingent consideration is classified as liabilities or equity in accordance KAS-NPEs No. 6, Financial Asset and liabilities, and KAS-NPEs No. 15 Equity.

The Consolidated Company recognizes a gain from a bargain purchases as the excess of (a) over (b) below.

a) The identifiable net asset

b) The fair value at the acquisition date of aggregate of non-controlling interest in the acquiree, the consideration transferred and the acquirer’s previously held equity interest in the acquiree in the income statement.

The Consolidated Company recognizes goodwill as the excess of (b) over (a) and amortization is calculated using the straight-line method (Note 2.13).

2.3 Basis of Presentation for Consolidated Financial Statements

The Consolidated Company prepares consolidated financial statements in conformity with KAS-NPEs No. 4 Consolidated Financial Statements.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which is the Consolidated Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Company controls another entity.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

However, companies that meet the applicable scale, according to the Act and Enforcement Decree of External Audit for Stock Companies, are deconsolidated.

(b) Elimination of investment and capital accounts

In preparation of the consolidated financial statements, the investment of the Company is offset and eliminated against the capital accounts of the Consolidated Subsidiaries based on closing date closest to the acquisition of the subsidiary.

(c) Accounting treatment of investment in excess of book value of the investee

To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method.  However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment.  Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.

(d) Consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings

Adjustments to capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings of the consolidated and non-consolidated subsidiaries of the Company subsequent to acquisition dates are recorded as adjustments to consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings, respectively.

(e) Unrealized profits and losses

Unrealized profits and losses included in inventories, property, plant and equipment and other assets are calculated based on the average gross margin of the respective year.

Unrealized profits and losses included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated.  Unrealized profit, arising from sales by the controlling company to consolidated subsidiaries is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries to the controlling company is fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.

(f) Fiscal year end of consolidated financial statements

The Company and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policy between the Company and its consolidated subsidiaries are adjusted during consolidation.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Consolidated Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Consolidated Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in consolidated other comprehensive income.

(c) Translation to presentation currency

The financial performance and financial position of companies whose financial currency is different from the presentation currency are translated into the presentation currency as follows:

• Assets and liabilities are translated at the closing rate as of the reporting date.

• Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

• All resulting exchange differences are recognized in consolidated other comprehensive income.

Exchange differences arising from borrowings designated for hedging the investment and other currency instruments are recognized in consolidated other comprehensive income. When the foreign operations are wholly or partially sold, exchange differences recognized in consolidated other comprehensive income are recognized in the income statements as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

2.6 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the consolidated statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under consolidated other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the consolidated statements of operations.

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Consolidated Company considers the necessity to recognize impairment losses. The Consolidated Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.7 Allowance for Doubtful Accounts

The Consolidated Company provides an allowance for doubtful accounts for trade receivables.  Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.8 Equity-method Investments

The Consolidated Company reflects any changes in the book value of its equity method investments on which it has significant influence after the initial purchase date. Under the equity method, the Consolidated Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Consolidate

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Consolidated Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expense (changes in equity due to equity method investments). Dividends paid by the investee to the Company are directly deducted from the Consolidate Company’s equity method investments at the moment the dividend payment is declared.

Except when the Consolidated Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Consolidated Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Consolidated Company when the investee’s financial statements are used by the Consolidated Company in applying the equity method.

In case the investee is also a subsidiary of the Consolidated Company, net income and net assets of the investee in its consolidated financial statements should be equal to the corresponding share of the Consolidated Company presented in the consolidated financial statements, unless the equity method of accounting has been discontinued on the said investee.

2.9 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation method
Computers and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixtures	4 years	Straight-line method
Leasehold improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Consolidated Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.10 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations on a straight-line basis over the period of the lease.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

2.11 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Amortization method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Consolidated Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

2.12 Government Grants

Government grants are not recognized until there is reasonable assurance that the Consolidated Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Consolidated Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.13 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.14 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the consolidated financial statements.

2.15 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.16 Employee Benefits

(a) Defined contribution pension plan

The Consolidated Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

(b) Annual paid leave obligations

The Consolidated Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Consolidated Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Consolidated Company compensates for unused annual leaves.

2.17 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Consolidated Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments.  The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period.  The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, The Consolidated Company receives royalty payments based on a specified percentage of the licensees’ sales.  These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Mobile application

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

development service revenues are recognized by measuring progress-to-completion under the percentage-of-completion method. If we do not have a sufficient basis to measure progress towards completion, revenues are recognized when we receive final acceptance from the customer that the services have been completed. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Consolidated Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.18 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Consolidated Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Consolidated Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Consolidated Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (Note 2.6), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method or trading securities. (Note 2.6)

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

2.19 Reclassification of Accounts in Previous Financial Statements

Certain accounts in the December 31, 2012 consolidated financial statements were reclassified to conform with the December 31, 2013 consolidated financial statement presentation. These reclassifications have no impact on previously reported consolidated net income or consolidated net assets.

3.              Cash and Cash Equivalents, and Short-term Financial Instruments

As of December 31, 2013 and 2012, there are no restrictions for use of time deposits.

4.              Trade Accounts Receivable

Trade accounts receivable as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Trade accounts receivable	￦	6,120,828	￦	6,974,174
Less: allowance for doubtful accounts	(18,290)		(8,716)
	￦	6,102,538	￦	6,965,458

5.              Other Accounts Receivable

Other accounts receivable as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Other accounts receivable	￦	716,872	￦	518,235
Less: allowance for doubtful accounts	(344,434)		(266,049)
	￦	372,438	￦	252,186

6.              Advances

Advances as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Advance payments	￦	2,022,317	￦	3,122,841
Less: allowance for doubtful accounts	(1,500,000)		(1,500,000)
	￦	522,317	￦	1,622,841

7.              Other Current Assets

Other current assets as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Accrued income (Notes 9 and 27)	￦ 259,248	￦ 361,904
Tax refund receivable	178,938	216,352
Prepaid expenses (Note 27)	658,091	731,291
	￦ 1,096,277	￦ 1,309,547

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

8.              Long-term Available-for-sale Securities

Long-term available-for-sale securities as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Long-term available-for-sale securities
Non-marketable available-for-sale securities[1]	￦	—	￦	647,061
	￦	—	￦	647,061

1 The non-marketable available-for-sale securities represent investment and profit sharing in Online Game Revolution Fund No.1, Limited liability partnership(the “Partnership”), which was established altogether by the Consolidated Company, SoftBank Corp., GungHo Online Entertainment, Inc. and others. The Consolidated Company had invested total of JPY 910 million in the Partnership and held 16.39% equity interest as of December 31, 2012. The Partnership was liquidated and the Consolidated Company received dividends amounting to ￦ 579,227 thousand in 2013

9.              Equity-method Investments

Equity method investments as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013
Investees	Percentage of ownership (%)	Acquisition cost	Net asset value	Book value

Gravity Interactive, Inc.	100.00	￦ 4,636,784	￦ (2,659,058)	￦ —
Gravity Entertainment Corp.	100.00	1,763,994	436,456	436,456
Gravity EU SAS	25.00	2,519,363	(257,819)	—
Gravity Middle East & Africa FZ-LLC [1]	100.00	1,979,640	1,221,300	1,221,300
Gravity Games Corp.[2]	85.50	12,488,520	(1,264,645)	—
		￦ 23,388,301	￦ (2,523,766)	￦ 1,657,756

(in thousands of Korean won)

		2012
Investees	Percentage of ownership (%)	Acqusition cost	Net asset value	Book value

Gravity Interactive, Inc.	100.00	￦ 4,636,784	￦ (1,771,127)	￦ —
Gravity Entertainment Corp.	100.00	1,763,994	574,719	574,719
Gravity EU SAS	25.00	2,519,363	(19,737)	—
Gravity Middle East & Africa FZ-LLC [1]	100.00	1,979,640	1,464,423	1,464,423
Gravity Games Corp.[2]	50.83	11,688,480	(703,307)	320,724
		￦ 22,588,261	￦ (455,029)	￦ 2,359,866

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

1 On May 7, 2007, the Consolidated Company founded a wholly owned subsidiary in the United Arab Emirates, which is in process of liquidation as of December 31, 2013.

2 The Consolidated Company obtained additional 34.67% of the share capital of Gravity Games Corp. for ￦ 800,040 thousand through additional paid-in capital in 2013

Details of changes in the differences between the acquisition cost and the Consolidated Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
Investee	Beginning		Increase		Decrease[1]		Ending

Gravity Games Corp.	￦	1,024,031	￦	815,870	￦	1,839,901	￦	—

(in thousands of Korean won)

	2012
Investee	Beginning		Increase		Decrease[2]		Ending

Gravity Games Corp.	￦	9,650,001	￦	—	￦	8,625,970	￦	1,024,031

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity method investments.

1 Loss on impairment of equity-method investment amounting to ￦ 70,793 thousand and unrecognized changes in equity interest as a result of suspending of equity method amounting to ￦ 1,264,645 thousand are included.

2 Loss on impairment of equity method investment of ￦ 6,732,617 thousand is included.

There is no unrealized gain or loss arising from inter-company transactions with equity-method investments as of December 31, 2013 and 2012.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Changes in equity method investments in subsidiaries for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
Investees	Beginning Balance		Acquisition		Valuation Loss		Others[4]		Ending Balance
Gravity Interactive, Inc.[1]	￦	—	￦	—	￦	(60,547)	￦	60,547	￦	—
Gravity Entertainment Corp.		574,719		—		(29,507)		(108,756)		436,456
Gravity EU SAS[2]		—		—		—		—		—
Gravity Middle East & Africa FZ-LLC		1,464,423		—		(229,871)		(13,252)		1,221,300
Gravity Games Corp.[3]		320,724		800,040		(1,049,971)		(70,793)		—
	￦	2,359,866	￦	800,040	￦	(1,369,896)	￦	(132,254)	￦	1,657,756

1 Equity method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2013 is ￦ 1,052,408 thousand.

2 Equity method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2013 is ￦ 257,819 thousand.

3 As estimated recoverable amount from equity method investments for Gravity Games Corp.is less than its book value, the difference is recognized as loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2013 is ￦ 1,264,645 thousand.

4 Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity method investments.

(in thousands of Korean won)

	2012
Investees	Beginning Balance		Disposal		Valuation Gain (Loss)		Others[5]		Ending Balance
Gravity Interactive, Inc.[1]	￦	—	￦	—	￦	(82,456)	￦	82,456	￦	—
Gravity Entertainment Corp.		643,017		—		39,193		(107,491)		574,719
Gravity EU SAS[2]		253,589		—		(256,917)		3,328		—
Gravity Middle East & Africa FZ-LLC		1,576,812		—		—		(112,389)		1,464,423
Gravity RUS Co., Ltd.[3]		—		(434,770)		453,718		(18,948)		—
Gravity Games Corp.[4]		9,287,795		—		(2,234,454)		(6,732,617)		320,724
	￦	11,761,213	￦	(434,770)	￦	(2,080,916)	￦	(6,885,661)	￦	2,359,866

1 Equity method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2012 is ￦ 164,477 thousand. Among total loss on valuation of equity method investment amounting to ￦ 1,689,106 thousand, ￦ 1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans (Refer to Note 10).

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

2 Equity method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2012 is ￦ 19,737 thousand.

3 With respect to surrendering the ownership of Gravity RUS Co., Ltd. in 2012. The Consolidated Company recognized for the difference between the book value of ￦ 434,770 thousand and accumulated other comprehensive income from equity method investments of ￦ 101,381 thousand as loss on disposal of equity method investments amounting to ￦ 333,389.

4 As estimated recoverable amount from equity method investments for Gravity Games Corp. than its book value, the difference is recognized as loss on impairment of equity investments.

5 Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity method investments.

Changes in consolidated accumulated other comprehensive income and expense from equity method investments are as follows:

(in thousands of Korean won)

	2013
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	￦	1,119,887	￦	60,547	￦	—	￦	1,180,434
Gravity Entertainment Corp.		(51,580)		—		108,756		(160,336)
Gravity EU SAS		122,705		—		—		122,705
Gravity Middle East & Africa FZ-LLC		310,314		—		13,252		297,062
	￦	1,501,326	￦	60,547	￦	122,008	￦	1,439,865
Deferred income tax charged to equity		(68,000)		—		—		(68,000)
	￦	1,433,326	￦	60,547	￦	122,008	￦	1,371,865

(in thousands of Korean won)

	2012
Investees	Beginning		Increase		Decrease[1]		Ending

Gravity Interactive, Inc.	￦	1,037,431	￦	82,456	￦	—	￦	1,119,887
Gravity Entertainment Corp.		55,911		—		107,491		(51,580)
Gravity EU SAS		119,377		3,328		—		122,705
Gravity Middle East & Africa FZ-LLC		422,703		—		112,389		310,314
Gravity RUS Co., Ltd.[1]		120,329		—		120,329		—
	￦	1,755,751	￦	85,784	￦	340,209	￦	1,501,326
Deferred income tax charged to equity[2]		(119,000)		—		(51,000)		(68,000)
	￦	1,636,751	￦	85,784	￦	289,209	￦	1,433,326

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

1 As the Consolidated Company’s ownership of Gravity RUS Co., Ltd. was surrendered in 2012, ￦ 101,381 thousand of accumulated other comprehensive income from equity method investment was recognized as loss on disposal of equity method investments.

2 Deferred income taxes charged directly to equity was ￦ 68,000 as of December 31, 2012.

The unaudited financial statements of the Consolidated Company’s subsidiaries for the years ended December 31, 2013 and 2012, were used in the valuation of these equity method investments. The Consolidated Company has concluded that any difference between the audited and unaudited financial statements is not material.

Summary of financial information of equity method investees as of and the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
Investees	Assets		Liabilities		Revenue		Net loss

Gravity Interactive, Inc.	￦	2,062,734	￦	4,721,792	￦	5,965,724	￦	(948,478)
Gravity Entertainment Corp.		439,525		3,069		23		(29,507)
Gravity EU SAS		902,903		1,934,181		1,313,602		(948,338)
Gravity Middle East & Africa FZ-LLC		1,455,041		233,741		—		(229,871)
Gravity Games Corp.		3,454,080		4,933,226		1,285,460		(890,674)

(in thousands of Korean won)

	2012
Investees	Assets		Liabilities		Revenue		Net income (loss)

Gravity Interactive, Inc.	￦	1,475,904	￦	3,247,031	￦	4,719,506	￦	(1,654,905)
Gravity Entertainment Corp.		578,511		3,792		33		39,193
Gravity EU SAS		1,349,101		1,428,049		1,449,696		(1,106,617)
Gravity Middle East & Africa FZ-LLC		1,476,818		12,395		—		—
Gravity Games Corp.		3,841,791		5,225,492		2,806,105		(671,089)

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

10.       Short-term and Long-term Loans Receivable

Short-term and long-term loans receivables of the Consolidated Company as of December 31, 2013 and 2012, consist of the following:

(in thousands of Korean won)

	Annual Interest Rate (%)	2013		2012

Loans for employee housing	2.0-3.0	￦	46,528	￦	100,278
Loans to Naru Entertainment, Co., Ltd. [1]	8.0		1,200,000		1,200,000
Loans to Gravity Interactive Inc. [2]	4.0		1,606,650		1,606,650
Loans to Gravity Games Corp.[3]	6.9		1,972,000		1,154,000
Total			4,825,178		4,060,928
Less : Short-term portion (maturity of less than 1 year)			(893,274)		(255,000)
Long-term loans receivable			3,931,904		3,805,928
Allowance for doubtful accounts [1,2,3]		￦	(4,778,650)	￦	(2,806,650)

1 In 2012, with respect to loans receivable from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Consolidated Company recognized the difference as other bad debt expense.

2 Equity method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. Among total loss on valuation of equity method investment amounting to ￦ 1,689,106 thousand, ￦ 1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans (Refer to Note 9).

3 The loan in collateralized by Gravity Games Corp. intellectual property rights and shares of Gravity Games held by the former CEO of Gravity Games Corp.

11.       Property and Equipment

Changes in property and equipment as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
Investees	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improvements		Total

Beginning	￦	1,002,429	￦	—	￦	310,183	￦	1,371	￦	1,313,983
Increase		120,603		—		126,356		—		246,959
Disposal and retirement		(343)		—		(613)		—		(956)
Depreciation		(451,855)		—		(194,565)		(1,371)		(647,791)
Ending	￦	670,834	￦	—	￦	241,361	￦	—	￦	912,195
Acquisition cost	￦	6,682,674	￦	28,111	￦	1,826,252	￦	745,967	￦	9,283,004
Accumulated depreciation		(6,011,840)		(28,111)		(1,584,891)		(745,967)		(8,370,809)

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2012
Investees	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improvements		Total
Beginning	￦	1,197,687	￦	—	￦	291,526	￦	21,172	￦	1,510,385
Increase		264,016		—		229,954		—		493,970
Disposal and retirement		(13)		—		(601)		—		(614)
Depreciation		(459,261)		—		(210,696)		(19,801)		(689,758)
Ending	￦	1,002,429	￦	—	￦	310,183	￦	1,371	￦	1,313,983
Acquisition cost	￦	10,334,945	￦	28,111	￦	1,737,529	￦	745,967	￦	12,846,552
Accumulated depreciation		(9,332,516)		(28,111)		(1,427,346)		(744,596)		(11,532,569)

12.       Insurance

Property and equipment covered by insurance policies as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		Amount Insured
Type of Insurance	Properties	2013		2012		Insurance Company
Fire insurance	Buildings	￦	5,000,000	￦	5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General insurance	Equipment, furniture and fixtures		887,620		1,253,155	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Consolidated Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd. In addition, the Consolidated Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

13.       Operating Lease

The Consolidated Company entered into leasehold agreements with National IT Industry Promotion Agency and SH Corp. and has paid leasehold deposits of ￦ 1,247,263 thousand to National IT Industry Promotion Agency and ￦ 2,904 thousand to SH Corp. as of December 31, 2013.

Future leasehold payments under operating lease as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Less than one year	￦	2,037,602	￦	2,060,820
One year to three years	—		2,028,875
	￦	2,037,602	￦	4,089,695

The term of leasehold agreement with National IT Industry Promotion Agency is to December, 31, 2014. The term of leasehold agreement with SH Corp. is to December 1, 2014.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Leasehold payments recognized in statement of operations for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Lease payments	￦	2,111,157	￦	2,132,090

14.       Intangible Assets

Changes in intangible assets for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Development
	costs[1]	Software	Others[2]	Total
Beginning	￦ 17,387,029	￦ 1,428,794	￦ 843,723	￦ 19,659,546
Increase[1,2]	547,638	361,543	903,581	1,812,762
Amortization	(4,613,400)	(830,255)	(617,987)	(6,061,642)
Disposition	—	—	—	—
Impairment [3]	(778,898)	—	(962,957)	(1,741,855)
Ending	￦ 12,542,369	￦ 960,082	￦ 166,360	￦ 13,668,811
Acquisition cost	￦ 31,401,250	￦ 11,303,960	￦ 11,347,534	￦ 54,052,744
Accumulated depreciation	(14,868,247)	(10,230,545)	(8,626,786)	(33,725,578)
Accumulated impairment	(3,990,634)	(113,333)	(2,554,388)	(6,658,355)

1 The consolidated Company developed and commenced commercialization of the game named “Ragnarok Odyssey ACE” during the year. The Company recorded costs incurred to develop “Ragnarok Odyssey ACE” as a development cost.

2 The consolidated Company acquired exclusive distribution right of “Steal Fighter” game within Korea and exclusive distribution right of “Requiem Returns” globally except for Korea, in 2012. Both games were commercialized in 2013. The Company recognized the amount paid for acquiring distribution rights as other intangible assets.

3 When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2012
	Development
	costs[1]	Software	Others[2]	Total
Beginning	￦ 18,935,818	￦ 346,697	￦ 868,919	￦ 20,151,434
Increase[1,2]	2,302,850	1,863,052	852,797	5,018,699
Amortization	(3,851,639)	(780,031)	(586,898)	(5,218,568)
Disposition	—	(924)	—	(924)
Impairment[3]	—	—	(291,094)	(291,094)
Ending	￦ 17,387,029	￦ 1,428,794	￦ 843,724	￦ 19,659,547
Acquisition cost	￦ 30,853,612	￦ 10,942,417	￦ 10,443,953	￦ 52,239,982
Accumulated depreciation	(10,254,848)	(9,400,290)	(8,008,798)	(27,663,936)
Accumulated impairment	(3,211,735)	(113,333)	(1,591,431)	(4,916,499)

1 The Consolidated Company has internally developed and commenced commercialization of the game “Ragnarok 2” in 2012. The Consolidated Company developed game “Ragnarok Odyssey” for a consol game in a joint effort with GungHo Online Entertainment, Inc. during 2011 and commercialized the game in Korea and Japan during 2012. The Consolidated Company recorded costs incurred to develop “Ragnarok Odyssey” as development costs.

2 The Consolidated Company acquired exclusive distribution right of “Finding Neverland Online” game in Korea during 2011, and also acquired exclusive distribution right for the game, “Maestia” in Korea during 2012. In 2012, both games were commercialized. The Consolidated Company recorded the amount paid for acquiring distribution rights as other intangible assets.

3 When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2013 and 2012, are charged to the following accounts:

(in thousands of Korean won)

	2013	2012

Cost of sales	￦ 5,903,407	￦ 5,084,692
Selling and administrative expenses	104,820	81,182
Development costs	—	25,045
Research and development expenses	53,415	27,649
	￦ 6,061,642	￦ 5,218,568

The Consolidated Company recognized research and development costs amounting to ￦ 6,223,319 thousand in 2013 (2012: ￦ 5,134,051 thousand).

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

15.       Government Grants

The Consolidated Company received government grants of ￦ 172,000 thousand from Korea Contents Industry Promotion Agency pursuant to the agreement signed in 2011 for supporting next generation contents production. In 2012, repayment obligation has been extinguished upon the performance assessment of related assignments.

16.       Severance Benefit Expense

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2013 is amounted to ￦ 1,114,428 thousand (2012: ￦ 1,190,340 thousand).

According to the defined contribution pension plan, the subsidiaries entered into the retirement pension insurance contract with Kukmin Bank. The subsidiaries to be paid during the current year for charges of retirement benefits recognized as an expenses. Subsidiaries are paid amounting to ￦ 467,078 thousand (2012: ￦ 427,347 thousand) in 2013.

17.       Commitments and Contingencies

Litigation

As of December 31, 2013, there is one pending litigation, in which the Company is a defendant, claiming the repatriation of funds to Gravity Middle East & Africa FZ-LLC by former employee of the Company. The timing and the amount of economic outflow is uncertain. The final outcome of aforementioned litigations and its impact on the Consolidated Company’s financial statements cannot be reasonably estimated as of the audit report date.

Related to the above litigation, ￦ 2,150 million, ￦ 1,990 million and ￦ 130 million are held as deposits as of December 31, 2013 due to the court orders with Seoul Southern District Court, Seoul Western District Court and Seoul High Court respectively.

As of December 31, 2013, a subsidiary is involved in a lawsuit as a plaintiff against a former executive to claim recourse. The ultimate outcome of the litigation and the effects on the Company’s consolidated financial statements cannot be reliably estimated as of the reporting date.

Guarantees

The consolidated subsidiary is provided ￦ 398 million guarantee by Seoul Guarantee Insurance Company regarding performing contracts as of December 31, 2013.

Commitments

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, inc, SoftWorld International Corp. and Level up! Interactive S.A., etc, to distribute and sell online games and receives royalty fee of 20% to 40% of sales from the online games.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

18.       Deferred Income Taxes

Income tax expenses for the years ended December 31, 2013 and 2012, consist of the followings:

(in thousands of Korean won)

	2013	2012

Current income taxes	￦ 2,537,121	￦	3,663,175
Changes in deferred tax assets from temporary differences	708,391	(166,138)
Deferred income tax due to tax loss carryforwards	1,992,836	(567,327)
Deferred income tax charged to equity	—	51,000
Income tax expenses	￦ 5,238,348	￦	2,980,710

Deferred income tax charged directly to equity for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Accumulated comprehensive income from equity method investments	￦	—	￦	51,000

Reconciliation between net loss before tax and income tax expenses for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Net loss before tax (A)	￦ (12,745,984)	￦ (11,248,439)
Income taxes based on statutory rates	￦ (2,826,117)	￦ (2,496,657)
Add (deduct) :
Non-taxable income	(357)	—
Non-deductible expenses	14,813	260,615
Changes in tax credits	3,300,277	2,394,760
Changes in valuation allowance	4,809,548	2,691,535
Others	(59,816)	130,457
Income tax expenses (B)	￦ 5,238,348	￦ 2,980,710
Effective tax rates (B/A)	-41.10%	-26.50%

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Temporary differences			Deferred tax assets (liabilities)
	Beginning	Changes	Ending	Beginning	Ending

Accrued income	￦ (342,548)	￦ (12,495)	￦ (355,043)	￦ (75,361)	￦ (78,109)
Property and equipment	201,627	47,008	248,635	44,358	54,700
Intangible assets	811,006	2,434,544	3,245,550	178,421	714,021
Equity method investments	20,782,496	2,234,426	23,016,922	4,572,149	5,063,723
Accrued expenses	1,170,440	(111,816)	1,058,624	257,497	232,897
Available-for-sale securities	4,020,631	(4,020,631)	—	884,539	—
Gain on foreign currency translation	8,690	81	8,771	1,912	1,930
Deferred income	1,286,835	1,110,351	2,397,186	283,104	527,381
Allowances for doubtful accounts	2,871,735	2,195,988	5,067,723	631,782	1,114,900
Asset retirement obligations	99,000	—	99,000	21,780	21,780
	￦ 30,909,912	￦ 3,877,456	￦ 34,787,368	￦ 6,800,181	￦ 7,653,223
Tax loss carryforward[1]	—	10,062,139	10,062,139	—	2,213,671
Tax credit carryforwards	20,739,555	(871,263)	19,868,292	22,813,510	21,855,120
Valuation allowance[2]				(18,342,902)	(23,152,452)
				￦ 11,270,789	￦ 8,569,562

1 The Consolidated Company recognized tax effect amounting to ￦ 2,213,671 thousand as deferred income tax assets relating to tax losses amounting to ￦ 10,062,139 thousand for the current year. The entire tax effect amounting to ￦ 2,213,671 thousand is reflected as a profit for the year ended December 31, 2013.

2 To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2013, the Consolidated Company has recognized deferred income tax assets related to temporary differences tax loss carryforwards and the tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2012
	Temporary differences			Deferred tax assets (liabilities)
	Beginning	Changes	Ending	Beginning	Ending

Accrued income	￦ (353,080)	￦ 10,532	￦ (342,548)	￦ (77,678)	￦ (75,361)
Property and equipment	398,760	(197,133)	201,627	87,727	44,358
Intangible assets	529,542	281,464	811,006	116,499	178,421
Equity method investments	13,443,549	7,338,947	20,782,496	2,957,581	4,572,149
Accrued expenses	318,551	851,889	1,170,440	70,081	257,497
Available-for-sale securities	3,621,227	399,404	4,020,631	796,670	884,539
Gain (loss) on foreign currency translation	(39,964)	48,654	8,690	(8,792)	1,912
Deferred income	764,341	522,494	1,286,835	168,155	283,104
Allowances for doubtful accounts	1,781,884	1,089,851	2,871,735	392,015	631,782
Asset retirement obligations	99,000	—	99,000	21,780	21,780
	￦ 20,563,810	￦ 10,346,102	￦ 30,909,912	￦ 4,524,038	￦ 6,800,181
Tax credit carryforwards	19,695,139	1,044,416	20,739,555	21,664,654	22,813,510
Valuation allowance[1]				(15,651,368)	(18,342,902)
				￦ 10,537,324	￦ 11,270,789

1 To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2012, the Consolidated Company has recognized deferred income tax assets related to temporary differences and the tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of tax credit carry forwards not recognized as deferred tax assets as of December 31, 2013, is as follows:

(in thousands of Korean won)

Year of expiration	Amount

2014	￦ 3,780,413
2015	4,056,399
2016	3,702,803
2017	2,517,828
2018	1,531,311
￦ 15,588,754

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

The gross balances of deferred tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
	Deferred	Deferred	Deferred	Deferred
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities

Current	￦ 552,128	￦ (78,110)	￦ 1,501,357	￦ (75,361)
Non-current	8,095,544	—	9,844,793	—

19.       Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ￦500 per share. As of December 31, 2013, the Company has issued 6,948,900 common shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as of December 31, 2013.

There has been no change in the total number of common shares for the years ended December 31, 2013 and 2012.

20.       Value Added Information

Value added information for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Salaries	￦ 19,430,492	￦ 19,664,501
Severance benefit expenses	1,581,506	1,617,777
Employee benefits	2,104,114	2,146,648
Rent	2,111,157	2,132,090
Depreciation	647,791	689,758
Amortization	6,061,642	5,218,568
Taxes and dues	772,510	659,782
	￦ 32,709,212	￦ 32,129,124

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

21.       Revenues

Details of revenues for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Online games-subscription revenue	￦ 2,446,493	￦ 5,437,988
Online games-royalties and license fees	22,223,576	31,211,155
Mobile games	14,503,971	7,433,707
Character merchandising, animation and other revenue	3,263,915	7,868,232
	￦ 42,437,955	￦ 51,951,082

22.       Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Salaries	￦ 5,704,532	￦ 6,532,986
Service fees and commissions	2,240,534	2,595,232
Rent (Note 13)	762,661	944,155
Employee benefits	1,009,974	1,089,618
Research and development expenses (Note 14)	6,223,319	5,134,051
Advertising expenses	2,624,033	4,366,436
Depreciation (Note 11)	162,469	189,676
Severance benefit expenses (Note 16)	441,574	487,149
Transportation expenses	193,169	351,750
Taxes and dues	320,845	337,990
Insurance premium	141,256	156,261
Miscellaneous (Note 14)	417,539	366,737
	￦ 20,241,905	￦ 22,552,041

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

23.       Consolidated Comprehensive Income (Expense)

Consolidated comprehensive expense for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Net loss	￦	(17,984,332)	￦	(14,229,148)
Consolidated other comprehensive income and expense
Accumulated comprehensive income (expense) of equity method investments (Net of tax : 2013 \ - thousand (2012: \ 51,000 thousand))	47,296		(151,844)
Accumulated comprehensive expense of equity-method investments	(108,756)		(51,580)
Consolidated comprehensive expense	￦	(18,045,792)	￦	(14,432,572)
Attuributable to owners of the parent	￦	(18,016,153)	￦	(14,481,825)
Non-controlling interests	(29,639)		49,253

24.       Loss per Share

The loss per share is calculation of net loss per common shares. The loss per share calculations for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Net loss attributable to owners of the parent	￦ (17,954,693)	￦ (14,278,401)
Weighted average number of common stock outstanding (in shares)	6,948,900	6,948,900
Basic loss per share (in Korean won)	￦ (2,584)	￦ (2,055)

25.       Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Reclassification of long-term deferred income to short-term deferred income	￦ 980,695	￦ 814,524
Reclassification of advance payments to other intangible assets	537,790	311,789
Write-off of trade accounts receivable	—	305,378
Deferred income tax effect directly reflected in shareholders’ equity	—	(51,000)
Reclassification of long-term prepaid expenses to short-term prepaid expenses	19,333	113,132
Reclassification of depreciation and amortization of intangible assets to development costs	—	25,045
Reclassification of long-term loans receivable to short-term loans receivable	307,306	81,666
Accounts payable due to acquisition of tangible and intangible assets	922,604	963,434
Offsetting deferred income against trade accounts receivable	—	170,227
Write-off of accrued income	—	115,130
Changes in equity method investments due to change in investments	61,461	254,424

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

26.       Significant Intercompany Transactions

Significant intercompany transactions for the years ended December 31, 2013 and 2012, and the related balances outstanding as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013				2012
	Sales		Purchases		Sales		Purchases

NeoCyon, Inc.	￦	705,324	￦	1,567,000	￦	1,739,398	￦	1,896,145

(in thousands of Korean won)

	2013
	Receivables				Payables
	Trade receivables		Other receivables		Account payables		Other payables

NeoCyon, Inc.	￦	201,918	￦	78,189	￦	111,100	￦	117,799

(in thousands of Korean won)

	2012
	Receivables				Payables
	Trade receivables		Other receivables		Account payables		Other payables

NeoCyon, Inc.	￦	509,149	￦	38,655	￦	290,941	￦	79,243

27.       Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2013 is as follows:

Entity
Parent company	GungHo Online Entertainment, Inc.
Ultimate parent company	SoftBank Corp.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity Middle East & Africa FZ-LLC
Gravity Games Corp.
Associate	Gravity EU SAS
Other releated party	Zerodiv Inc.

As of December 31, 2013 and 2012, the parent company is GunHo Online Entertainment, Inc. (percentage of ownership: 59.31%) and the ultimate parent comapany is Soft Bank Corp.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

The subsidiaries as of December 31, 2013 and 2012, are as follows:

	Percentage of ownership(%)
	2013	2012

Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
Gravity Middle East & Africa FZ-LLC	100.00	100.00
Gravity Games Corp.	85.50	50.83

As of December 2013 and 2012, Grivity CIS Co., Ltd. and Gravity RUS Co., Ltd. are excluded from the related parties because the Consolidated Company disposed all of its equity shares of Grivity CIS Co., Ltd. And Gravity RUS Co., Ltd. in 2012.

Details of associates that have sales and other transactions with the Consolidated Company or have receivables and payables balances as of December 31, 2013 and 2012, are as follows:

	2013	2012	Relationship

Associate	Gravity EU SAS	Gravity EU SAS
	—	Ingamba LLC[1]
Other related parties	Zerodiv, Inc.	Zerodiv, Inc.	A subsidiary of parent company

1 As of December 31, 2013, Ingamba LLC is excluded from the related parties because the Consolidated Company sold all of its equity shares of Ingamba LLC in 2012.

Sales and purchases with related parties for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013		2012
		Sales	Purchases	Sales	Purchases

Parent company	GungHo Online Entertainment, Inc.	￦ 18,198,764	￦ 1,036,817	￦ 29,470,118	￦ 3,185,071
Subsidiaries	Gravity Interactive, Inc.	1,481,564	193,835	887,986	3,225
	Gravity Games Corporation	153,139	367,525	16,706	299,412
	Gravity CIS Co., Ltd.	—	—	6,950	120,361
Associate	Ingamba LLC	—	—	137,803	—
	Gravity EU SAS	351,812	—	433,401	—
Other relaties	Zerodiv Inc.	—	175,567	—	124,560
		￦ 20,185,279	￦ 1,773,744	￦ 30,952,964	￦ 3,732,629

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Year-end balances of receivables and payables arising from sales and purchases and services as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Accounts payables	Other payables

Parent company	GungHo Online Entertainment, Inc.	￦ 1,648,005	￦ —	￦ 43,718	￦ 279,022	￦ 5,445,033
Subsidiaries	Gravity Interactive, Inc.[1]	1,223,146	1,606,650	—	167,729	—
	Gravity Entertainment Corp.	—	—	—	3,271	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	Gravity Games Corp.[2]	28,361	1,972,000	2,081,541	39,097	33,180
Associate	Gravity EU SAS	61,879	—	19,356	—	31,414
Other relaties	Zerodiv Inc.	—	—	—	—	—
		￦ 2,961,391	￦ 3,578,650	￦ 2,144,615	￦ 489,119	￦ 7,329,928

(in thousands of Korean won)

		2012
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Accounts payables	Other payables

Parent company	GungHo Online Entertainment, Inc.	￦ 2,423,838	￦ —	￦ 62,620	￦ 630,615	￦ 5,955,508
Subsidiaries	Gravity Interactive, Inc.[1]	555,071	1,606,650	3,323	865	—
	Gravity Entertainment Corp.	—	—	—	962	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	Gravity Games Corp.[2]	3,669	1,154,000	2,103,697	—	75,245
Associate	Gravity EU SAS	147,272	—	19,356	—	106,806
Other relaties	Zerodiv Inc.	—	—	—	6,238	—
		￦ 3,129,850	￦ 2,760,650	￦ 2,188,996	￦ 638,680	￦ 7,957,860

1 Interest income recognized in relation to the loans granted to Gravity Interactive Inc. for the year ended 2013 is ￦ 65,729 thousand (2012:  ￦ 21,531 thousand). With respect to the loans, the Consolidated Company recorded ￦1,606,650 thousand as allowance for doubtful accounts as of December 31, 2013 which was recognized as non-operating expenses in 2012 (2012: ￦1,606,650 thousand).

2 Interest income recognized for the year ended 2013 in relation to the loans granted to Gravity Games Corp. is ￦ 129,295 thousand (2012: ￦ 13,370 thousand). The Consolidated Company recorded allowances for doubtful accounts for the loans and accrued income of ￦ 2,087,152 thousand as of December 31, 2013, and recognized ￦ 2,087,152 thousand as non-operating expenses in 2013. In addition, the Consolidated Company recorded allowances for doubtful accounts for other account receivables and advance payments of ￦ 1,823,749 thousand (2012:  ￦ 1,748,850 thousand) as of December 31, 2013, and recognized ￦ 74,899 thousand (2012: ￦ 1,748,850 thousand) as non-operating expenses in 2013.

GRAVITY CO., LTD. and its Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

Fund transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013
		Loans		Repayments

Subsidiaries	Gravity Games Corp.	￦	1,618,000	￦	800,000

(in thousands of Korean won)

		2012
		Loans	Repayments

Subsidiaries	Gravity Interactive, Inc.	￦ 1,606,650	￦ —
	Gravity Games Corp.	1,154,000	—
	Gravity CIS Co., Ltd.	—	576,650
		￦ 2,760,650	￦ 576,650

28.       Events after the Reporting Period

(a) Amendment of local income tax law

On January 1, 2014, amended local income tax law was promulgated. This amendment would have impact on the current income tax and deferred income tax assets relating to tax credit carry forwards in 2014 and thereafter.

(b) Approval of financial statements

The December 31, 2013 consolidated financial statements of the Company were approved by the Board of Directors on March 4, 2014.